NEWS RELEASE

Augusta Updates Rosemont Feasibility – After Tax NPV (5%) $1.2B at $1.85/lb Cu

(All dollar figures are in United States dollars unless otherwise indicated.)

TUCSON, AZ, January 15, 2009 - Augusta Resource Corporation (TSX/NYSE Alternext: AZC) (“Augusta” or the “Company”) has updated the August 2007 Bankable Feasibility Study on its 100%-owned Rosemont Copper Project in Pima County, Arizona. The Updated Feasibility Study (“UFS”) re-confirms Rosemont as an economically robust open pit copper/molybdenum mine with low development risk.

Using long-term metal pricing of $1.85 per pound of copper, $15 per pound of molybdenum, and $12 per ounce of silver, the project would generate a net present value (NPV) (5%) of approximately $1.2 billion with an internal rate of return (IRR) of 17.8% and a payback of 5 years on an after-tax basis. Cash costs are estimated at $0.62 per pound of copper, net of by-product credits. Direct field cost for constructing the 75,000 ton per day open pit mine and heap-leach SX-EW facility is estimated at $712.7 million. In addition, indirect costs of $184.5 million associated with engineering, procurement and construction management, commissioning, spare parts, contingency and Owner’s costs amount to a total project capital cost of $897.2 million. The mine life based on current mineral reserves is 21 years, with cathode production commencing in Q4 2011 and concentrate production in Q1 2012.

“The Rosemont project continues to demonstrate its strength as a low-cost, low-risk, large scale copper/moly project,” says Gil Clausen, President and CEO of Augusta. He adds, “This project incorporates the best in sustainability and environmental practices with outstanding economics and job creation potential for the State of Arizona”. He also noted that using the same metal prices as used in the previous feasibility study, the project NPV has improved by 13%, due primarily to expanded mineral reserves and a reduction in the strip ratio from 2.38:1 to 2.0:1. “We are confident the project economics are robust at a wide range of metal prices, as witnessed by the fact that even applying the average spot metal prices witnessed in December 2008 of $1.36/lb copper, $11.00/lb molybdenum and $10.79/oz silver the project has an after-tax IRR of 7.7% .”

The UFS and related NI 43-101 Technical Report were prepared by M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona. The M3 study concluded that the project is technically and economically feasible, there are opportunities for further optimization, and the project should press forward with development in anticipation of receiving the necessary permits. In addition the study concluded that the downward trend in capital equipment and commodity costs (steel, concrete, etc.,) that started in October 2008 is not reflected in the UFS. This may result in even more favorable economics.

Financial Highlights - *NPV is quoted AFTER taxes and royalties.

	Base Case (60/40 split)	Historical 36 Months	Long-term Metal Prices
NPV 0%	4,850.0	6,999.9	2,715.0
NPV 5%	2,417.6	3,628.9	1,200.3
NPV 10%	1,254.2	2,006.2	488.4
IRR	28.5%	37.5%	17.8%
Payback years	3.1	2.3	5.0
Cash costs ($/lb Cu net of by product)	$0.46	$0.32	$0.62

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Base Case – 60/40 weighted average pricing: M3 uses weighted average metal prices for NI-43-101 reporting purposes, reflecting 60% on three-year historical prices and 40% on two-year forward market prices. As of the end of December 2008, these values are $2.47 per pound (lb) copper (Cu), $22.70/lb molybdenum (Mo), $12.40 per ounce (oz) silver (Ag), and $784.65/oz gold (Au).

Case 2 – 36-Month Historical Pricing: For SEC reporting requirements, 36-month trailing average pricing was used at $3.14/lb Cu, $29.05/lb Mo, $13.32/oz Ag, and $723.48/oz Au.

Case 3 – Long Term Metal Pricing: Long term fixed prices of $1.85/lb Cu, $15.00/lb Mo, and $12.00/oz Ag and $750.00/oz Au was used.

Annual revenue is determined by applying estimated metal prices to the annual payable metal estimated for each operating year. Sales prices have been applied to all life of mine production without escalation or hedging. The financial evaluation presents the determination of the NPV after tax, payback period (time in years after production commences to recapture the initial capital investment), and the IRR for the project. Annual cash flow projections were estimated over the life of the mine based on the estimates of capital expenditures, production costs and sales revenue. Sales revenue is based on the production of three commodities: copper, molybdenum and silver. Gold is also present in the copper concentrates in the form of a saleable by-product credit.

The following graph illustrates the project NPV for various copper and molybdenum prices. The scale on the left is the NPV in millions of US$ at a discount rate of 5% and the scale on the right depicts the NPV at a 10% discount rate. For example: at a copper price of $2.50/lb, and molybdenum price of $10.00/lb. , the NPV (5%) is approximately US$2.0 billion and the NPV (10%) is US$1.0 billion. Additionally a further table below depicts project sensitivity to major input variances, such as capital cost, operating cost, metal price and production rates.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Economic Analysis Sensitivities – Base Case ($millions)

	NPV @ 0%	NPV @ 5%	NPV @ 10%	IRR %	Payback years
Combined Base Case (60/40 weighted average)	4,850.0	2,417.6	1,254.2	28.5%	3.1
Metals Price +10%	5,681.8	2,886.2	1,545.1	32.1%	2.7
Metals Price -10%	4,014.3	1,944.8	959.5	24.6%	3.5
Capex +10%	4,791.1	2,358.0	1,195.3	26.4%	3.3
Capex -10%	4,908.9	2,477.1	1,313.2	30.9%	2.8
Opex +10%	4,634.0	2,292.6	1,174.9	27.4%	3.2
Opex -10%	5,066.0	2,542.3	1,333.2	29.5%	3.0
Metal Production +10%	5,615.2	2,849.2	1,522.5	31.8%	2.8
Metal Production -10%	4,083.7	1,984.9	984.9	25.0%	3.5

Rosemont Mineral Reserves

	Sulfides >= 3.56 $/ton NSR Cutoff					Oxides >= 2.19 $/ton NSR
Classification	Ktons	NSR $/t	Cu %	Mo %	Ag oz/t	Ktons	NSR $/t	Cu %
Proven	141,999	14.19	0.48	0.015	0.13	16,250	3.91	0.18
Probable	404,339	13.12	0.45	0.015	0.11	53,724	3.77	0.17
Total	546,338	13.40	0.45	0.015	0.12	69,974	3.80	0.17

Proven and probable reserves totals are included within the measured and indicated resource values quoted.

Rosemont Deposit Measured and Indicated Mineral Resources

Material / Cutoff (% Cu)	Ktons	% Cu	% Mo	Ag Oz/ton	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)
Oxides: 0.10 0.15 0.20	103,400 66,000 35,000	0.20 0.25 0.32	- - -	- - -	417 328 224	- - -	- - -
Mixed: 0.15 0.20 0.25 0.30	39,100 38,300 36,900 33,900	0.51 0.52 0.53 0.55	0.005 0.005 0.005 0.005	0.05 0.05 0.05 0.05	398 396 389 373	4.1 4.0 3.9 3.5	1.9 1.9 1.9 1.8
Sulfides: 0.15 0.20 0.25 0.30	596,800 523,800 458,100 401,300	0.46 0.50 0.54 0.57	0.014 0.015 0.016 0.016	0.12 0.13 0.14 0.14	5,440 5,190 4,910 4,600	172.4 159.5 148.8 130.4	70.4 66.6 62.3 57.7

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Rosemont Deposit Inferred Mineral Resources

Material / Cutoff (% Cu)	Ktons	% Cu	% Mo	Ag Oz/ton	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)
Oxides: 0.10 0.15 0.20	30,400 17,800 12,700	0.24 0.33 0.39	- - -	- - -	147 117 100	- - -	- - -
Mixed: 0.15 0.20 0.25 0.30	21,100 19,100 14,500 12,200	0.35 0.37 0.42 0.45	0.004 0.004 0.004 0.003	0.02 0.01 0.02 0.02	148 141 121 109	1.7 1.5 1.2 0.7	0.3 0.3 0.2 0.2
Sulfides: 0.15 0.20 0.25 0.30	208,800 160,600 133,800 105,000	0.38 0.45 0.49 0.56	0.007 0.008 0.008 0.008	0.06 0.07 0.08 0.09	1,600 1,440 1,320 1,170	29.2 25.7 21.4 16.8	12.1 10.9 10.0 8.9

Environmental/ Permitting
Applications for operation permits were initiated after submittal of the Mine Plan of Operations in July 2007. One of these, the 20-year groundwater withdrawal permit, was approved and issued by Department Water Resources in early 2008.

Five additional major approvals are required before construction can begin. The first of the five is an approval of an Arizona State Mine Inspector Mine Reclamation Plan. The Plan was approved as administratively complete during the fourth quarter of 2008 and awaits technical review and public comment. Action on the Reclamation Plan is expected to be completed during second half of 2009.

The second of the five is the State Aquifer Protection Permit (APP); an application has been prepared and is in final internal review prior to submittal first quarter 2009. Processing and public notice of the APP are expected late 2009. The third is the Air Emissions Permit; this application will be submitted following completion of basic engineering in second quarter 2009. Under this schedule, the state and county permits can be anticipated by first quarter 2010.

The fourth of the major approvals is the Army Corps of Engineers Section 404 permit. The process has been initiated with the agency; the 404 permit requires completion of the environmental impact statement (“EIS”) prior to final action. The federal EIS public scoping process has been completed; the Draft EIS is scheduled to be released by the US Forest Service in November 2009. The Section 404 permit will follow this same schedule. The final operations approval is the Record of Decision by the Forest Service. A written memorandum of understanding between Rosemont and the Coronado Forest schedules completion of the Final EIS and Record of Decision in July 2010.

Production
The mining process at Rosemont will be a conventional modern hard rock open pit operation. The open pit mine, concentrator and leaching facilities will include a nominal concentrator production capacity of 75,000 ton per day (“TPD”). The proposed Rosemont mine is expected to produce annually 221 million pounds of recovered copper, 4.7 million pounds of recovered molybdenum, 2.4 million ounces of recovered silver and approximately 15 thousand ounces of gold as a by-product credit over a 20 year-plus mine life.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Capital Costs
The total capital of new construction (includes all direct and indirect costs), for a 75,000 TPD open pit mine and sulfide copper concentrator plant with a heap leach SX-EW plant for the treatment of oxide copper mineral reserve, is estimated to be $897.2 million, The direct field cost for constructing the project at $712.7 million as well as $184.5 million for the indirect costs associated with the design engineering, procurement and construction, commissioning, spare parts, contingency and Owner’s cost. All capital costs are estimated to an accuracy of +/- 15%.

Operating Costs
The average life of mine operating costs for the mining operation is $0.83 per ton mined. These costs include drilling, blasting, loading, hauling, road and dump maintenance and general mining. Mill process operating costs average $3.34/ton of mill ore, which includes crushing and conveying, grinding and classification, flotation and regrind, concentrate thickening, filtration and dewatering, tailings disposal and mill ancillary services. General and administrative costs are $0.27/ton of mill ore. All costs are at an accuracy of ± 10%.

Technical Report
A NI 43-101 Technical Report on the UFS results has been filed under the Company’s profile on SEDAR at www.sedar.com, as well as on the Company’s website at www.augustaresource.com.

Qualified Person
The UFS and NI 43-101 Technical Report were prepared by an integrated engineering team led by M3 of Tucson, Arizona as the primary author of the Technical Report. The Technical Report was conducted under the overall review of Dr. Conrad Huss, P.E., of M3, an independent Qualified Person under the standards set forth under NI 43-101.

ABOUT M3 ENGINEERING AND TECHNOLOGY CORPORATION - M3 Engineering & Technology Corporation (M3) provides professional EPCM services to the hard rock mining and cement industries. M3’s largest project under current construction is the Goldcorp Minera Penasquito poly-metallic mine in Zacatecas, Mexico with a capital cost in excess of $1 billion. Successful past projects include Penoles Madero, Newmont La Herradura, Frontera Copper Piedras Verdes, Pan American Silver Alamo Dorado, Alamos Gold Mulatos, and Mitsubishi Cement Long Beach Loadout. Historically M3 has provided design for some 7,500 projects and is now recognized as an industry leader in Feasibility Studies and associated NI 43-101’s. For the Rosemont UFS, Conrad Huss, P.E., Ph.D., is serving as Principal Author. Dr. Huss is M3’s Chairman of the Board. He has some 40 years of experience in engineering, operations, and construction.

ABOUT AUGUSTA RESOURCE CORPORATION -
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont currently hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2011 (refer to Augusta’s website at www.augustaresource.com for details). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer within the next four years. The Company is traded on the Toronto Stock Exchange and the NYSE Alternext under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:
Gil Clausen, President and CEO	Meghan Brown, Investor Relations Manager
Phone: 303-300-0136	Phone: 604-638-2002
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mbrown@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 4, 2008. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com